August 7, 2025

Via Edgar Transmission

Mr. Brian Fetterolf/ Mr. Erin Jaskot

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Zenta Group Co Ltd Amendment No. 4 to Registration Statement on Form F-1 Filed July 24, 2025 File No. 333-284140

Dear Mr. Fetterolf / Mr. Jaskot:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated August 5, 2025 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 4 to Registration Statement on Form F-1 filed July 24, 2025

Capitalization, page 40

1.	Please revise the actual amounts to reflect balances as of March 31, 2025. In addition, revise net tangible book value and net tangible book value per share on page 41 to reflect balances as of March 31, 2025. Refer to Item 3.B. and Item 9.E of Form 20-F.

Response: We respectfully advise the Staff we have updated the disclosure on pages 40 and 41 to address the above.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 48

2.	Please revise to include discussion of the years ended September 30, 2024 and 2023. Refer to Item 5 of Form 20-F.

Response: We respectfully advise the Staff we have updated the disclosure on page 50 to address the above.

Income before income taxes, page 50

3.	Please revise this paragraph and the two paragraphs below it to discuss the six months ended March 31, 2025 and 2024.

Response: We respectfully advise the Staff we have updated the disclosure on page 50 to address the above.

Related Party Transactions, page 87

4.	Please revise your Related Party Transactions disclosure to provide the information required by Item 7.B of Form 20-F as of the date of the prospectus. In this regard, your current disclosure only provides the information as of March 31, 2025. Please also update as necessary to reflect any developments since the last amendment.

Response: We respectfully advise the Staff we have updated the disclosure on page 87 to address the above.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com